SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 07 May 2026

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Result of AGM dated 07 May 2026

Exhibit No: 99.1

INTERCONTINENTAL HOTELS GROUP PLC

Results of 2026 Annual General Meeting and Non-Executive Director Update

The Annual General Meeting of InterContinental Hotels Group PLC ("IHG") was held on Thursday 7 May 2026.

All resolutions set out in the Notice of Meeting were duly passed by way of a poll.  The number of votes for and against each of the resolutions put before the Annual General Meeting and the number of votes withheld were as follows:

RESOLUTION		VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	% of ISC	VOTES WITHHELD
1	Report and Accounts 2025	114,835,364	99.95	62,780	0.05	114,898,144	76.61%	413,722
2	Directors' Remuneration Report 2025	108,522,591	94.50	6,319,297	5.50	114,841,888	76.57%	469,978
3	Declaration of final dividend	115,240,754	99.99	12,610	0.01	115,253,364	76.85%	58,501
4(a)	Election of Nicholas Cadbury as a Director	114,925,897	99.73	312,562	0.27	115,238,459	76.84%	73,406
4(b)	Re-election of Graham Allan as a Director	114,259,404	99.15	979,846	0.85	115,239,250	76.84%	72,615
4(c)	Re-election of Arthur de Haast as a Director	114,926,136	99.73	311,720	0.27	115,237,856	76.84%	74,010
4(d)	Re-election of Duriya Farooqui as a Director	114,920,332	99.72	317,838	0.28	115,238,170	76.84%	73,695
4(e)	Re-election of Michael Glover as a Director	114,163,587	99.06	1,084,011	0.94	115,247,598	76.84%	64,267
4(f)	Re-election of Byron Grote as a Director	113,915,277	98.85	1,324,374	1.15	115,239,651	76.84%	72,215
4(g)	Re-election of Elie Maalouf as a Director	114,454,603	99.31	793,502	0.69	115,248,105	76.84%	63,760
4(h)	Re-election of Deanna Oppenheimer	113,736,861	98.69	1,506,755	1.31	115,243,616	76.84%	68,249
4(i)	Re-election of Angie Risley as a Director	92,014,609	80.12	22,828,450	19.88	114,843,059	76.57%	468,806
4(j)	Re-election of Sharon Rothstein	114,912,537	99.72	325,546	0.28	115,238,083	76.84%	73,783
5	Reappointment of Auditor	114,601,620	99.44	642,255	0.56	115,243,875	76.84%	67,990
6	Remuneration of Auditor	115,155,696	99.92	88,917	0.08	115,244,613	76.84%	67,253
7	Political Donations	112,295,157	97.86	2,451,034	2.14	114,746,191	76.51%	565,674
8	Allotment of Shares	109,728,964	95.24	5,487,602	4.76	115,216,566	76.82%	95,299
9	Disapplication of pre-emption rights	110,825,076	96.18	4,400,517	3.82	115,225,593	76.83%	86,273
10	Further disapplication of pre-emption rights	105,962,378	91.98	9,245,103	8.02	115,207,481	76.82%	104,384
11	Authority to purchase own shares	115,091,733	99.88	140,793	0.12	115,232,526	76.83%	79,340
12	Notice of General Meetings	108,239,733	93.93	6,993,709	6.07	115,233,442	76.83%	78,424

IHG is pleased that all resolutions were supported at today's Annual General Meeting.

Additionally, IHG announces that following Sir Ron Kalifa's resignation from the Board and Nicholas Cadbury's appointment to the Board, Sharon Rothstein, Non-Executive Director, has been appointed as a member of the Remuneration Committee and has stepped down from the Audit Committee with effect from 6 May 2026.

Notes:

1.
The 'For' vote includes those giving the Chair discretion.

2.
Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.
Resolutions 9 to 12 are special resolutions.

4.
IHG's total issued share capital consists of 155,388,208 ordinary shares of 20 340/399 pence each, of which 5,431,782 ordinary shares are held in treasury. The total number of voting rights in the Company is 149,956,426.

5.
Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Unless otherwise defined herein, terms used in this announcement shall have the meaning given to them in the Notice of Meeting.

For further information, please contact:

Investor Relations:	Stuart Ford (+44 (0)7823 828 739); Kate Carpenter (+44 (0)7825 655 702); Joe Simpson (+44 (0)7976 862 072)
Media Relations:	Neil Maidment (+44 (0)7970 668 250); Mike Ward (+44 (0)7795 257 407)

About IHG Hotels & Resorts:

IHG Hotels & Resorts (tickers: LON:IHG for Ordinary Shares; NYSE:IHG for ADRs) is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 21 hotel brands and IHG One Rewards, one of the world's largest hotel loyalty programmes with over 160 million members, IHG has more than one million rooms across 7,000 hotels in over 100 countries, and a development pipeline of a further 2,300 properties.

●
Luxury & Lifestyle: Six Senses, Regent, InterContinental, Vignette Collection, Kimpton, Hotel Indigo
●
Premium: Noted Collection, voco, Ruby, HUALUXE, Crowne Plaza, EVEN
●
Essentials: Holiday Inn Express, Holiday Inn Hotels & Resorts, Garner, avid
●
Suites: Atwell Suites, Staybridge Suites, Holiday Inn Club Vacations, Candlewood Suites
●
Exclusive Partners: Iberostar Beachfront Resorts

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG One Rewards. To download the IHG One Rewards app, visit the Apple App or Google Play stores.

For our latest news, visit our Newsroom and follow us on LinkedIn.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Bates
Name:	C. BATES
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	07 May 2026